Exhibit 99.1

ITURAN LOCATION AND CONTROL LTD. PRESENTS
RESULTS FOR THE SECOND QUARTER OF 2019

Revenue of $71.2 million, Net Profit of $7.7 million & EBITDA of $19.4 million;

AZOUR, Israel – August 28, 2019 – Ituran Location and Control Ltd. (NASDAQ: ITRN, TASE: ITRN), today announced its consolidated financial results for the second quarter ended June 30, 2019.

Highlights of the second quarter of 2019
•	Non-GAAP revenue of $72.2 million, up 25% year-over-year;
•	Adjusted EBITDA of $20.6 million (28.5% of revenues), up 15% year-over-year
•	Generated $16.3 million in quarterly operating cash flow;
•	Dividend of $5 million declared for the quarter;
•	Ituran added 21,000 net after-market subscribers;
•	Second insurance company signed for Ituran’s UBI (usage based insurance) in Israel;

Management Comment

Eyal Sheratzky, Co-CEO of Ituran said, “We are very pleased that our aftermarket subscriber quarterly growth rate has jumped back above the 20,000 range for the first time in five quarters. This is a sign that our aftermarket business is now back to its strong performance trend. As this is the more profitable part of our business, we believe our stronger aftermarket subscriber growth will translate into improved operating results in the coming quarters, and more prominently in 2020.”

Continued Mr. Sheratzky, “We are pleased with the progress and momentum that our UBI offering is making. We recently signed our second customer in Israel, Shlomo Insurance, and we expect to bring additional customers in the coming months. This offering has significant potential for Ituran and represents an additional growth engine for us.”

Concluded Mr. Sheratzky, “We are working hard at integrating and extracting synergies from the new geographies we have penetrated through Road Track. We see strong cross selling opportunities and we expect this to positively impact our results in the future.”

The results below also include consolidated non-GAAP financial results of Ituran, which exclude revenues and costs related to the purchase price allocation. For further details with regard to the reconciliation between the non-GAAP and GAAP results please see the financial tables with the press release.

Second Quarter 2019 Results

Revenues for the second quarter of 2019 were $71.2 million. Non-GAAP revenues for the quarter were $72.2 million representing an increase of 25% compared with revenues of $57.7 million in the second quarter of 2018.

The significantly higher average level of the US dollar exchange rate versus the Brazilian real and the Argentinean peso, during the quarter versus the same period last year reduced the overall revenue level in US dollar terms and had a negative impact on the reported year-over-year revenue growth rate. In local currency terms, second quarter non-GAAP revenue grew 33% year over year.

73% of revenues were from location based service subscription fees and 27% were from product revenues.

Non-GAAP revenues from subscription fees were $52.7 million, representing an increase of 27% over the same period last year. In local currency terms, subscription fees grew 37% over the same period last year. The subscriber base amounted to 1,758,000 as of June 30, 2019. Ituran added 21,000 net after-market subscribers during the quarter.

Product revenues were $19.6 million, representing an increase of 21% compared with the same period last year.

Gross profit for the quarter was $33.5 million (47.0% of revenues). Non-GAAP gross profit for the quarter was $34.5 million (47.8% of revenues). This represents an increase of 19% compared with gross profit of $28.9 million (50.1% of revenues) in the second quarter of 2018.

The non-GAAP gross margin in the quarter on subscription fees was 57.2% compared with 63.9% in the same period last year. The lower margin was due to the lower average gross margin on the recently acquired subscribers.

The non-GAAP gross margin in the quarter on products was 22.3% compared with 14.8% in the same period last year. The higher gross margin in the current quarter was due to the product mix sold during the quarter.

Operating profit for the quarter was $13.6 million (19.1% of revenues). Non-GAAP operating profit for the quarter was $15.5 million (21.5% of revenues) which represents an increase of 5%, compared with operating profit of $14.8 million (25.6% of revenues) in the second quarter of 2018. In local currency terms, the year-over-year increase in non-GAAP operating profit was 13%.

Adjusted EBITDA for the quarter was $20.6 million (28.5% of revenues), an increase of 16% compared to $17.8 million (30.9% of revenues) in the second quarter of 2018. In local currency terms, the increase in adjusted EBITDA was 24% year-over-year.

Net income in the second quarter of 2019 was $7.7 million (10.8% of revenues) or fully diluted earnings per share of $0.37. Net income on a non-GAAP basis in the second quarter of 2019 was $9.6 million (13.3% of revenues) or fully diluted earnings per share of $0.46. This represents a decline of 20% compared with a net income of $12.0 million (20.8% of revenues) or fully diluted earnings per share of $0.57 in the second quarter of 2018. In local currency terms the year-over-year decrease in non-GAAP net income was 13%.

The decrease in net income was primarily due to the increase in the finance expenses, primarily related to the acquisition of RoadTrack, and due to increased losses in affiliated company, Bringg, which is one of Ituran’s early-stage company investments.

Cash flow from operations for the quarter was $16.3 million.

As of June 30, 2019, the Company had cash, including marketable securities, of $62.8 million and debt of $76.2 million, amounting to a net debt of $13.4 million or $0.64 per share. This is compared with cash, including marketable securities, of $53.3 million and debt of $73.2 million, amounting to a net debt of $19.9 million, or $0.93 per share, as of December 31, 2018.

Dividend
For the second quarter of 2019, a dividend of $5.0 million was declared in line with the Company’s stated current policy of issuing at least $5 million on a quarterly basis.

Share Buy Back
On May 21, 2019, the board of directors approved a share buyback program, which Ituran has commenced. Under the program, the Company is able to repurchase Ituran shares in an amount up to $25 million by December 31, 2020.

Conference Call Information

The Company will also be hosting a conference call later today, August 28, 2019 at 9am Eastern Time.

On the call, management will review and discuss the results, and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls a few minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 888 668 9141
ISRAEL Dial-in Number: 03 918 0609
CANADA Dial-in Number: 1 888 604 5839
INTERNATIONAL Dial-in Number:  +972 3 918 0609
at:
9:00am Eastern Time, 6:00am Pacific Time, 4:00pm Israel Time

For those unable to listen to the live call, a replay of the call will be available from the day after the call in the investor section of Ituran’s website.

Certain statements in this press release are "forward-looking statements" within the meaning of the Securities Act of 1933, as amended.  These forward-looking statements include, but are not limited to, our plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts as well as statements identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" or words of similar meaning. These statements are based on our current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors.

About Ituran

Ituran is a leader in the emerging mobility technology field, providing value-added location-based services, including a full suite of services for the connected-car. Ituran offers Stolen Vehicle Recovery, fleet management as well as mobile asset location, management & control services for vehicles, cargo and personal security for the retail, insurance industry and car manufacturers. Ituran is the largest OEM telematics provider in Latin America. Its products and applications are used by customers in over 20 countries. Ituran is also the founder of the Tel-Aviv based DRIVE startup incubator to promote the development of smart mobility technology.

Ituran's subscriber base has been growing significantly since the Company's inception to approaching 2 million subscribers using its location based services with a market leading position in Israel and Latin America. Established in 1995, Ituran has over 3,000 employees worldwide, with offices in Israel, Brazil, Argentina, Mexico, Ecuador, Columbia, India, Canada and the United States.

For more information, please visit Ituran’s website, at: www.ituran.com

Company Contact	International Investor Relations
Udi Mizrahi udi_m@ituran.com Deputy CEO & VP Finance, Ituran (Israel) +972 3 557 1348	Ehud Helft ituran@gkir.com GK Investor & Public Relations (US) +1 646 201 9246

 ITURAN LOCATION AND CONTROL LTD.

Condensed Consolidated Financial Statements

as of June 30, 2019

ITURAN LOCATION AND CONTROL LTD.

Condensed Consolidated Financial Statements
as of June 30, 2019
Table of Contents

Page

Condensed Consolidated Interim Financial Statements:

Condensed Consolidated Balance Sheets	2 - 3

Condensed Consolidated Statements of Income	4

Reconciliation of NON-GAAP results	5 - 6

Condensed Consolidated Statements of Cash Flows	7

ITURAN LOCATION AND CONTROL LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

	US dollars
	June 30,	Decmber 31,
(in thousands)	2019	2018
	(unaudited)

Current assets
Cash and cash equivalents	62,391	51,398
Investments in marketable securities	441	1,897
Accounts receivable (net of allowance for doubtful accounts)	51,205	54,261
Other current assets	49,150	52,983
Inventories	26,980	28,367
	190,167	188,906

Non- Current investments and other assets
Investments in affiliated companies	2,998	4,872
Investments in other companies	3,014	2,772
Other non-current assets	3,858	3,222
Deferred income taxes	11,323	12,127
Funds in respect of employee rights upon retirement	10,888	9,497
	32,081	32,490

Property and equipment, net	50,804	50,460

Operating lease right-of-use assets, net	6,962	-

Intangible assets, net	38,582	39,040

Goodwill	63,074	62,896

Total assets	381,670	373,792

ITURAN LOCATION AND CONTROL LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS (cont.)

	US dollars
	June 30,	December 31
(in thousands)	2019	2018
	(unaudited)
Current liabilities
Credit from banking institutions	19,200	10,559
Accounts payable	23,879	23,987
Deferred revenues	30,995	37,671
Operating lease liabilities, current	2,724	-
Other current liabilities	30,926	32,475
	107,724	104,692

Non- Current liabilities
Long term loan	57,042	62,622
Liability for employee rights upon retirement	16,603	14,801
Provision for contingencies	174	201
Deferred income taxes	5,273	6,458
Deferred revenues	9,353	8,221
Others non-current liabilities	348	325
Operating lease liabilities, non-current	4,238	-
Obligation to purchase non-controlling interests	16,653	16,272
	109,684	108,900

Stockholders’ equity	157,972	153,693
Non-controlling interests	6,290	6,507
Total equity	164,262	160,200

Total liabilities and equity	381,670	373,792

ITURAN LOCATION AND CONTROL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	US dollars		US dollars
	Six month period ended June 30,		Three month period ended June 30,
(in thousands except per share data)	2019	2018	2019	2018

Revenues:
Telematics services	104,825	87,189	51,666	41,490
Telematics products	40,021	33,605	19,576	16,226
	144,846	120,794	71,242	57,716

Cost of revenues:
Telematics services	45,094	31,056	22,517	14,975
Telematics products	31,604	29,354	15,214	13,814
	76,698	60,410	37,731	28,789

Gross profit	68,148	60,384	33,511	28,927
Research and development expenses	7,128	2,099	3,377	939
Selling and marketing expenses	6,303	5,482	3,373	2,630
General and administrative expenses	27,597	22,590	13,151	10,712
Other expense (income), net	5	(118)	1	(144)
Operating income	27,115	30,331	13,609	14,790
Other income (expense), net	(48)	-	25	-
Financing income (expense), net	(1,854)	568	(839)	292
Income before income tax	25,213	30,899	12,795	15,082
Income tax expenses	(7,189)	(8,510)	(3,692)	(3,853)
Share in gains (losses) of affiliated companies ,net	(1,971)	2,224	(1,103)	1,537
Net income for the period	16,053	24,613	8,000	12,766
Less: Net income attributable to non-controlling interest	(302)	(1,319)	(306)	(753)
Net income attributable to the Company	15,751	23,294	7,694	12,013

Basic and diluted earnings per share attributable to Company’s stockholders	0.74	1.11	0.37	0.57

Basic and diluted weighted average number of shares outstanding (in thousands)	21,146	20,968	21,041	20,968

ITURAN LOCATION AND CONTROL LTD.

RECONCILIATION OF NON-GAAP RESULTS

	US dollars		US dollars
(in thousands	Six months ended June 30,		Three months ended June 30,
except per share data)	2019	2018	2019	2018

GAAP Revenues:	144,846	120,794	71,242	57,716
Valuation adjustment on acquired deferred revenue	2,004	-	985	-
Non –GAAP revenue	146,850	120,794	72,227	57,716

GAAP gross profit	68,148	60,384	33,511	28,927
Valuation adjustment on acquired deferred revenue	2,224	-	985	-
Non –GAAP gross profit	70,372	60,384	34,496	28,927

GAAP operating income	27,115	30,331	13,609	14,790
Operation profit adjustments	2,752		1,206
Amortization of other intangible assets	1,799	-	699	-
Non-GAAP operating income	31,666	30,331	15,514	14,790

Depreciation and amortization	9,780	6,689	5,081	3,066
Adjusted EBITDA	41,446	37,020	20,595	17,856

Net income attribute to the company's shareholders	15,751	23,294	7,694	12,013
Operation income adjustment	4,551	-	1,905	-
Other income, net	-	-	-	-
Non-GAAP net income attributable to Iturans' shareholders	20,302	23,294	9,599	12,013

ITURAN LOCATION AND CONTROL LTD.

Summary of NON –GAAP Financial Information

	US dollars		US dollars
	Six month period ended June 30,		Three month period ended June 30,
(in thousands)	2019	2018	2019	2018

Revenue	146,850	120,794	72,227	57,716
Gross profit	70,372	60,384	34,496	28,927
Operation income	31,666	30,331	15,514	14,790
Net income attribute to shareholders	20,302	23,294	9,599	12,013
Adjusted EBITDA	41,446	37,020	20,595	17,856

Basic and diluted earnings per share	0.96	1.11	0.46	0.57

ITURAN LOCATION AND CONTROL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	US dollars		US dollars
	Six month period ended June 30,		Three month period ended June 30,
(in thousands)	2019	2018	2019	2018

Cash flows from operating activities
Net income for the period	16,053	24,613	8,000	12,766

Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	11,579	6,689	5,464	3,066
Interest and exchange rate differences on loans	31	-	44	-
Losses (gain) in respect of trading marketable securities	2	(341)	(26)	(145)
Increase (decrease) in liability for employee rights upon retirement	1,179	(73)	905	55
Share in losses (gains) of affiliated companies, net	1,971	(2,224)	1,103	(1,537)
Deferred income taxes	(17)	1,819	(101)	307
Capital gains on sale of property and equipment, net	14	69	8	17
Decrease (increase) in accounts receivable	4,558	(5,754)	(371)	(1,637)
Decrease (increase) in other current assets	2,314	(3,979)	2,615	220
Decrease in inventories	2,005	15	713	585
Operating lease right-of-use assets	2,036	-	843	-
Increase (decrease) in accounts payable	(347)	(1,863)	1,249	(2,245)
Decrease in deferred revenues	(6,143)	(1,927)	(3,595)	(1,591)
Increase (decrease) in other current liabilities	(2,678)	2,854	100	2,501
Operating lease liabilities	(2,036)	-	(843)	-
Increase in obligation for purchase non-controlling interests	702	-	208	-
Net cash provided by operating activities	31,223	19,898	16,316	12,362

Cash flows from investment activities
Decrease (increase) in funds in respect of employee rights upon retirement, net of withdrawals	(956)	153	(881)	(205)
Capital expenditures	(10,375)	(9,982)	(3,445)	(3,364)
Investments in affiliated companies	(55)	(1,250)	(55)	(1,250)
Investments in other companies	(129)	(897)	(116)	(330)
Sale of marketable securities, net	1,454	1,671	1,070	1,621
Proceed from long term deposit	(152)	(205)	(74)	(114)
Proceeds from loans to affiliated companies	-	3,262	-	550
Proceeds from sale of property and equipment	35	216	8	13
Net cash used in investment activities	(10,178)	(7,032)	(3,493)	(3,079)

Cash flows from financing activities
Short term credit from banking institutions, net	(611)	(33)	1,207	6
Dividend paid	(9,748)	(10,067)	(4,839)	(5,033)
Dividend paid to non-controlling interest	(809)	(972)	(271)	(547)
Net cash used in financing activities	(11,168)	(11,072)	(3,903)	(5,574)

Effect of exchange rate changes on cash and cash equivalents	1,116	(2,594)	422	(2,337)

Net increase in cash and cash equivalents	10,993	(800)	9,342	1,372
Balance of cash and cash equivalents at beginning of the period	51,398	36,906	53,049	34,734
Balance of cash and cash equivalents at end of the period	62,391	36,106	62,391	36,106

Supplementary information on financing and investing activities not involving cash flows:
In May 2019, the Company declared a dividend in an amount of US$ 5 million. The dividend was paid in July 2019.